Exhibit 12.1

CrossAmerica Partners LP

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Predecessor		CrossAmerica Partners LP
	Year Ended December 31,	January 1 to October 30,	October 31, to December 31,	Year Ended December 31,			Nine months ended September 30,
	2011(1)(2)	2012(1)(2)	2012(1)(2)	2013(3)	2014(3)	2015(3)	2016(3)
Income (loss) from continuing operations before income taxes	10,689	2,805	(1,014)	16,354	(7,525)	7,920	9,242

Plus Fixed Charges:
Interest Expense	12,150	11,134	2,355	14,182	16,631	18,493	16,403
Capitalized Interest	—	—	—	—	—	—	—
Portion of rent expense representative of interest expense	—	—	—	—	—	—	—

Less income from equity investees						(10,528)	(12,318)
Plus distributions received from equity investees	—	—	—			9,166	12,414
Plus amortization of capitalized interest	—	—	—
Less capitalized interest	—	—	—	—	—	—	—

Adjusted earnings	22,839	13,939	1,341	30,536	9,106	25,051	25,741
Fixed charges	12,150	11,134	2,355	14,182	16,631	18,493	16,403

Ratio of earnings to fixed charges	1.88	1.25	0.57	2.15	0.55	1.35	1.57

Deficiency of earnings to cover fixed charges	—	—	1,014	—	7,525	—	—

(1)	As reported in the 10-K filed on March 28, 2013, interest expense is amount of cash interest paid as reported on the cash flow
(2)	As reported in the S-3 filed in December 2013—note that for interest expense, we utilized the actual cash paid as it was concluded this was a better approximation of our true fixed charges.
(3)	Interest expense was used rather than cash interest, which was used for periods prior to 2013—immaterial to revise prior years

General Note: The Partnership and its Predecessor have not historically capitalized interest as amounts would not be material.